SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

SCIENTIFIC GAMES CORPORATION

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Options to Purchase Class A Common Stock, Par Value $0.01 Per Share

With an Exercise Price Greater Than $11.99 Per Share

(Title of Class of Securities)

80874P109

(CUSIP Number of Class of Securities (Underlying Common Stock))

Scientific Games Corporation

750 Lexington Avenue

New York, New York 10022

(212) 754-2233

Attention: General Counsel

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,909,962	$802.25

*                                         Estimated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Scientific Games Corporation Class A Common Stock (“Common Stock”) that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 5,069,095 shares of Common Stock and have an aggregate value of $6,909,962 as of July 18, 2011 for purposes of the offer, calculated using a Black-Scholes method based on a price per share of Common Stock of $9.975, the average of the high and low sales prices per share of the Common Stock as reported on the Nasdaq Global Select Market on July 15, 2011.

**                                  The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, equals $116.10 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$802.25	Form or Registration No.:	005-36154
Filing Party:	Scientific Games Corporation	Date Filed:	July 19, 2011

☐                                   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on July 19, 2011, by Scientific Games Corporation, a Delaware corporation (“Scientific Games” or the “Company”), as amended by Amendment No. 1 to the Schedule TO (“Amendment No. 1”) filed with the SEC on August 5, 2011, relating to an offer by Scientific Games to certain eligible employees and directors to exchange certain options to purchase Common Stock for new restricted stock units (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units dated July 19, 2011, as amended August 5, 2011, filed as Exhibit (a)(1)(A) to Amendment No. 1.  This Amendment No. 2 is filed to report the results of the Offer.

Amended Items of Schedule TO

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and Amendment No. 1.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) Material Terms.  Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The Offer expired on August 15, 2011 at 11:59 p.m. Eastern Daylight Time. A total of 131 eligible employees and directors participated in the Offer. Pursuant to the terms and conditions of the Offer, on August 16, 2011, Scientific Games accepted for cancellation and cancelled options to purchase an aggregate of 4,918,791 shares of Common Stock, representing 97% of the total number of options eligible for exchange, and, in exchange therefor, Scientific Games granted a total of 663,173 new RSUs under the Scientific Games Corporation 2003 Incentive Compensation Plan, as amended and restated.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 2011	Scientific Games Corporation

	By:	/s/ JEFFREY S. LIPKIN
		Name:	Jeffrey S. Lipkin
		Title:	Senior Vice President and
Chief Financial Officer